Exhibit 99.1

Nayax Reports First Quarter 2026 Results

Revenue of $106.9 million, revenue growth of 32%
Organic revenue growth of 26% (1)
Net income of $1.3 million with Adjusted EBITDA of $13.9 million (1)
Company reaffirms full year 2026 guidance

HERZLIYA, Israel, May 12, 2026 - Nayax Ltd. (Nasdaq: NYAX, TASE: NYAX), a global commerce payments and loyalty platform designed to help merchants scale their business, today announced its financial results for the first quarter ended March 31, 2026.

“We had an excellent start to 2026, with strong operational and financial results across the business. We continued to scale our platform, expand our installed base, and drive transaction activity, all of which reinforces the more predictable and profitable recurring revenue contribution to our business. Revenue grew 32% to $107 million, with organic revenue growth of 26%. Furthermore, Adjusted EBITDA grew 43% year-over-year, expanding to 13% of revenue. This quarter we crossed an important milestone, with our installed base surpassing 1.5 million devices and our customer base reaching 120,000. The more customers we onboard, the more devices they buy, the more transactions flow through our platform, and the more our recurring revenue compounds- It’s clear that our growth algorithm is working, and we are well-positioned to capture the opportunities ahead,” commented Yair Nechmad, Nayax Chief Executive Officer and Chairman of the Board.

(1)
Organic Revenue, Adjusted EBITDA, Free Cash Flow and Adjusted OPEX are non-IFRS financial measures. Please refer to the footnote 3 in the table below and the additional tables at the end of this press release for a reconciliation of Organic Revenue, Adjusted EBITDA, Free Cash Flow and Adjusted OPEX to the most directly comparable IFRS measure for each. The Company does not provide a reconciliation of forward-looking Adjusted EBITDA to IFRS net income (loss) due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation, in particular, because special items such as finance expenses and issuance and acquisition costs used to calculate projected net income (loss) can vary dramatically based on actual events. Therefore, the Company is not able to forecast on an IFRS basis with reasonable certainty all deductions needed in order to provide an IFRS calculation of projected net income (loss) at this time. The amount of these deductions may be material and therefore could result in projected IFRS net income (loss) being materially different than projected Adjusted EBITDA (non-IFRS).

First Quarter 2026 Financial Highlights

(All comparisons are relative to the first quarter and three-month period ended March 31, 2025, unless otherwise noted)

Revenue Summary	Q1 2026 ($M)	Q1 2025 ($M)	Growth (%)
Payment processing fees	47.7	36.9	29%
SaaS revenue	31.6	25.3	25%
Total recurring revenue (1)	79.3	62.2	27%
POS devices revenue (2)	27.6	18.9	46%
Total revenue (3)	106.9	81.1	32%

Margin Summary	Q1 2026	Q1 2025	Variance
Payment processing margin	39.8%	35.8%	+4.0%
SaaS margin	76.5%	75.9%	+0.6%
Total recurring margin	54.4%	52.1%	+2.3%
POS devices margin	33.1%	39.5%	-6.4%
Total margin	48.9%	49.2%	-0.3%

(1) Recurring revenue comprised of SaaS subscription revenue and payment processing fees.
(2) POS devices’ revenue includes revenues derived from the sale of our hardware products and other revenue.
(3) Organic Revenue is a non-IFRS financial measure that we define as total revenue adjusted to exclude the revenue attributable to acquired businesses for a period of 12 months following their acquisition. Total revenue for Q1 2026 includes $4.5 million of revenues from recent acquisitions.

•	Revenue increased 32% to $106.9 million from $81.1 million driven by both new and existing customer expansion.

•	Organic Revenue growth for the quarter was 26%.

•	Recurring revenue from SaaS and payment processing fees grew 27%, to $79.3 million and represented 74% of total revenue.

•	POS devices revenue increased by 46% to $27.6 million with strong demand for our products across all market segments.

•	Gross margin was 48.9%, in line with the previous year’s quarter margin of 49.2%.

o
Recurring margin improved to 54.4% from 52.1%, driven mainly by processing margin that improved to nearly 40% from 35.8% reflecting the ongoing benefits of renegotiated contracts with several bank acquirers and the Company’s improved smart-routing capabilities. SaaS margin improved as well to 76.5% from 75.9%. Both processing and SaaS margins reflect the Company’s growing scale and increasing transaction volumes.

o	Hardware margin was 33.1% compared to 39.5% due to marketing promotions for our newly released “PIN-on-glass” VPOS Media devices in Europe

•	Operating profit was $4.1 million compared to $7.9 million. Q1 2025 included a one-time gain of approximately $6.1 million related to Nayax’s share purchase of Tigapo.

•
Financial expenses, net, for the quarter, increased by $2.9 million dollars as a result of interest expenses related to the two bonds offerings completed in 2025 on TASE, which raised a total of nearly 1 billion shekels.

•	Net income was $1.3 million compared to net income of $7.2 million. Q1 2025 net income included a one-time gain associated with Tigapo.

•	Basic and diluted earnings per share for the quarter ending March 31, 2026 were $0.034 and $0.031, respectively.

•	Weighted average number of basic and diluted shares for the first quarter of 2026 were 37,355,838 and 41,546,785, respectively.

•
Adjusted OPEX of $38.9 million dollars was 36% of revenue, an improvement over the prior year period, and included a full quarter of Lynkwell expenses. Adjusted OPEX had an unfavorable impact of $1.2 million dollars in the quarter compared sequentially to Q4 2025, due to foreign currency volatility.

•
Adjusted EBITDA increased 43% to $13.9 million dollars, representing 13% of revenue and demonstrating the operating leverage of the business compared to $9.7 million, representing a margin of 12% of total revenue, in last year’s first quarter.

•
Cash flow provided from operating activities was $3.6 million and Free Cash Flow was negative at $6.0 million mainly due to increased infrastructure investment, and the timing of cash settlement from processing activities.

•	As of March 31, 2026, the Company had $306.2 million in cash and cash equivalents and short-term deposits. Short-term and long-term debt balances was $325.3 million.

First Quarter 2026 Operational Metric Highlights

Key Performance Indicators	Q1 2026	Q1 2025	Growth (%)
Total transaction value ($m)	1,791	1,342	33%
Number of processed transactions (millions)	759	652	16%
Take rate (payments) (4)	2.66%	2.75%	-0.1%
Managed and connected devices (thousands)	1,504	1,329	13%
Customers	120,035	100,021	20%
ARPU ($) (5)	247	216	14%

(4) Payment service providers typically take a percentage of every transaction in exchange for facilitating the movement of funds from the buyer to the seller. Take rate % (payments) is calculated by dividing the Company’s processing revenue by the total dollar transaction value in the same quarter.
(5) Average revenue per unit (ARPU) is calculated using recurring revenue divided by the number of connected devices over a 12-month trailing period.

•	Total transaction value grew by 33% to $1.8 billion.

•	Number of processed transactions increased 16% to 759 million.

•	Take rate was strong at 2.66%.

•	Growth in the customer base continued at a healthy pace, adding more than 5,500 new customers in the first quarter of 2026, an increase of 20% reaching 120,000.

•
ARPU increased to $247, representing a 14% increase driven by the continued conversion of existing machines from cash payments to cashless payments, and our expansion into verticals with higher transaction values, such as EV charging, amusement facilities, and car washes.

Recent Business Highlights

•
Partners with E-Plug, to power nationwide EV charging expansion, combining Nayax’s payment technology with Lynkwell’s charging management platform, enabling Energy Plus to manage, monetize, and scale its US network from a single integrated solution.

2026 Financial Outlook

For the year ending December 31, 2026, Nayax is reaffirming its financial outlook of revenue in the range of $510 million to $520 million. The guidance is inclusive of organic revenue growth of 22% to 25% and the expected contribution from the Lynkwell acquisition, completed on December 4, 2025.

Adjusted EBITDA guidance for the year remains between $85 million and $90 million, which represents an adjusted EBITDA margin of about 17%.

The Company expects free cash conversion from Adjusted EBITDA of approximately 40%. Free cash flow is defined as net cash provided from operating activities minus capitalized development costs and acquisition of property and equipment.

Mid-term Outlook

With respect to Nayax’s mid-term 2028 outlook, which was introduced shortly after its IPO in 2021, the Company continues to make measurable progress. The framework includes revenue of $1.0 billion driven by a combination of organic growth and strategic M&A, gross margin of 50%, and Adjusted EBITDA margin of 30%, as we continue to drive high margin recurring revenues and operational efficiency.

It is noted that the financial outlook provided by Nayax constitutes forward-looking information within the meaning of applicable securities laws and is based on a number of assumptions and subject to a number of risks and is current as of today. Unless required by law, Nayax has no obligation to update its guidance. Please see the cautionary note regarding forward-looking statements below.

Investor Conference Calls

Nayax will host two conference calls to discuss its results later today, May 12, 2026. The first will be in English for international investors and the second in Hebrew for Israel-based investors to discuss its first quarter 2026 results.

The conference call in English will be held at: 8:30 a.m. Eastern Time / 3:30 p.m. Israel Time / 5:30 a.m. Pacific Time. The conference call in Hebrew will be held at: 9:30 a.m. Eastern Time / 4:30 p.m. Israel time / 6:30 a.m. Pacific Time.

Participating on the call will be Yair Nechmad, Chief Executive Officer, Sagit Manor, Chief Financial Officer, and Aaron Greenberg, Chief Strategy Officer

For the conference call in English, Nayax encourages participants to pre-register using the link below. Those who pre-register will be given a unique PIN to gain immediate access to the call, bypassing the live operator. Participants may pre-register any time, including up to and after the call/webcast start time. Participants will immediately receive an online confirmation, an email with the dial in number and a calendar invitation for the event.

To pre-register, go to:

http://services.incommconferencing.com/DiamondPassRegistration/register?confirmationNumber=13759826&linkSecurityString=1ee3e1c274

For those who are unable to pre-register, kindly join the conference call/webcast by using one of the dial-in numbers or clicking the webcast link below.

•	U.S. TOLL-FREE: 1-877-737-7051

•	ISRAEL TOLL-FREE: 1-809-455-690

•	INTERNATIONAL: 1-201-689-8878

WEBCAST LINK:

https://viavid.webcasts.com/starthere.jsp?ei=1758629&tp_key=90f1d26fd7

Following the conference call, a replay will be available until May 26, 2026. To access the replay, please dial one of the following numbers:

•	Replay TOLL-FREE: 1-844-512-2921
•	Replay TOLL/INTERNATIONAL: 1-412-317-6671
•	Access PIN: 13759826

An archive of the conference call will also be available on Nayax's Investor Relations website Nayax - Investor Relations.

To access the conference call/webcast in Hebrew, use the link:

Webinar Registration

About Nayax

Nayax is a global commerce enablement, payments and loyalty platform designed to help merchants scale their business. Nayax offers a complete solution including localized cashless payment acceptance, management suite, and loyalty tools, enabling merchants to conduct commerce anywhere, at any time. With foundations and global leadership in serving unattended retail, Nayax has transformed into a comprehensive solution focused on our customers’ growth across multiple channels. As of March 31, 2026, Nayax has 13 global offices, approximately 1,250 employees, connections to more than 80 merchant acquirers and payment method integrations and is globally recognized as a payment facilitator. Nayax’s mission is to improve our customers’ revenue potential and operational efficiency — effectively and simply. For more information, please visit www.nayax.com.

Public Relations Contact: Scott Gamm Strategy Voice Associates Scott@strategyvoiceassociates.com	Investor Relations Contact: Aaron Greenberg Chief Strategy Officer IR@nayax.com

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements include, but are not limited to, statements regarding our intent, belief or current expectations, such as statements in this press release regarding our financial outlook, future business prospects and the impact of recent acquisitions or partnerships published by the Company. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to: our expectations regarding general market conditions, including as a result of global economic trends; changes in consumer tastes and preferences; fluctuations in inflation, interest rate and exchange rates in the global economic environment; the availability of qualified personnel and the ability to retain such personnel; changes in commodity costs, labor, distribution and other operating costs; our ability to implement our growth strategy; changes in government regulation and tax matters; other factors that may affect our financial condition, liquidity and results of operations; general economic, political, demographic and business conditions in Israel; the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors; and other risk factors discussed under “Risk Factors” in our annual report on Form 20-F filed with the SEC on March 9, 2026 (our "Annual Report"). The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only estimates based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Risk Factors” in our Annual Report. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Each forward-looking statement speaks only as of the date of the particular statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

Use of Non-IFRS Financial Information

In addition to various operational metrics and financial measures in accordance with accounting principles generally accepted under International Financial Reporting Standards, or IFRS, this press release contains financial metrics presented on a constant currency basis as well as Adjusted EBITDA and Free Cash Flow, each of which are non-IFRS financial measures, as a measure to evaluate our past results and future prospects.

Constant Currency

Nayax presents constant currency information to provide a framework for assessing how our underlying businesses performed excluding the effect of foreign currency rate fluctuations. Future expected results for transactions in currencies other than United States dollars are converted into United States dollars using the exchange rates in effect in the last month of the reporting period. Nayax provides this financial information to aid investors in better understanding our performance. The constant currency financial measures presented in this release should not be considered as a substitute for, or superior to, the measures of financial performance prepared in accordance with IFRS.

The Company cannot provide expected net income without unreasonable effort because certain items that impact net income are out of the Company's control and/or cannot be reasonably predicted at this time, of which unavailable information could have a significant impact on the Company’s IFRS financial results.

Organic Revenue

Organic Revenue is a non-IFRS financial measure that we define as total revenue adjusted to exclude the revenue attributable to acquired businesses for a period of 12 months following their acquisition. This measure helps provide insight on organic and acquisition-related growth and presents useful information about comparable revenue growth.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure that we define as loss for the period excluding finance expenses, tax expense (benefit), depreciation and amortization, share-based compensation costs, non-recurring issuance and acquisition costs and our share in losses of associates accounted for by the equity method.

We present Adjusted EBITDA in this press release because it is a measure that our management and board of directors utilize as a measure to evaluate our operating performance and for internal planning and forecasting purposes. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

We believe that Adjusted EBITDA, when taken collectively with financial measures prepared in accordance with IFRS, may be helpful to investors because it provides an additional tool for investors to use in evaluating our ongoing operating results and trends and in comparing our financial results with other companies because it provides consistency and comparability with past financial performance. However, our management does not consider this non-IFRS measure in isolation or as an alternative to financial measures determined in accordance with IFRS.

Adjusted EBITDA is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Adjusted EBITDA may be different from similarly titled measures used by other companies. The principal limitation of Adjusted EBITDA is that it excludes significant expenses that are required by IFRS to be recorded in our financial statements, as further detailed above. In addition, it is subject to inherent limitations as it reflects the exercise of judgment by management about which expenses are excluded or included in determining Adjusted EBITDA.

A reconciliation is provided at the end of this press release for Adjusted EBITDA to net profit or loss, the most directly comparable financial measure prepared in accordance with IFRS. Investors are encouraged to review net loss and the reconciliation to Adjusted EBITDA included below and to not rely on any single financial measure to evaluate our business.

Free Cash Flow

Free Cash Flow is a non-IFRS financial measure that we define as net cash provided from operating activities minus capitalized development costs and acquisition of property and equipment. A reconciliation is provided at the end of this press release for Free Cash Flow to Net cash provided from operating activities, the most directly comparable financial measure prepared in accordance with IFRS.

Adjusted OPEX

Adjusted OPEX is a non-IFRS financial measure that we define as total OPEX excluding stock based compensation, depreciation and amortization.

Other Financial Metrics - Dollar-based net retention rate

Measured as a percentage of Recurring Revenue from returning customers in a given period as compared to the Recurring Revenue from such customers in the prior period, which reflects the increase in revenue and the rate of losses from customer churn.

NAYAX LTD

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As of March 31, 2026
(Unaudited)

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF BALANCE SHEETS (UNAUDITED)

	March 31	December 31
	2026	2025
	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	304,745	319,538
Restricted cash transferable to customers for processing activity	98,136	91,965
Short-term bank deposits	1,492	1,171
Receivables in respect of processing activity	73,120	47,865
Trade receivable, net	100,558	103,975
Inventory	28,552	28,594
Other current assets	28,075	27,056
Total current assets	634,678	620,164

NON-CURRENT ASSETS:
Long-term bank deposits	213	211
Other long-term assets	8,740	8,596
Right-of-use assets, net	7,990	8,911
Property and equipment, net	21,665	20,362
Goodwill and intangible assets, net	193,662	190,493
Deferred income tax assets	4,860	3,901
Total non-current assets	237,130	232,474
TOTAL ASSETS	871,808	852,638

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF BALANCE SHEETS (UNAUDITED)

	March 31	December 31
	2026	2025
	U.S. dollars in thousands
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current maturities of long-term bank loans	3,220	3,220
Current maturities of other long-term liabilities	5,542	5,538
Current maturities of leases liabilities	3,401	3,474
Payables in respect of processing activity	216,750	180,795
Trade payables	22,242	29,370
Other payables	44,337	52,021
Total current liabilities	295,492	274,418

NON-CURRENT LIABILITIES:
Long-term bank loans	9,660	10,465
Other long-term liabilities	6,511	9,329
Debentures	312,463	314,064
Lease liabilities	5,521	6,402
Deferred income taxes	6,785	6,945
Total non-current liabilities	340,940	347,205
TOTAL LIABILITIES	636,432	621,623

EQUITY:
Shareholders Equity:
Share capital	9	9
Additional paid in capital	243,877	242,759
Capital reserves	7,446	7,882
Accumulated deficit	(15,956)	(19,635)
TOTAL EQUITY	235,376	231,015
TOTAL LIABILITIES AND EQUITY	871,808	852,638

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS (UNAUDITED)

	Three months ended March 31
	2026	2025
	U.S. dollars in thousands
	(Excluding earnings per share data)

Revenues	106,856	81,110
Cost of revenues	(54,582)	(41,211)
Gross Profit	52,274	39,899

Research and development expenses	(7,996)	(7,152)
Selling, general and administrative expenses	(36,320)	(27,541)
Depreciation and amortization in respect of technology and capitalized development costs	(3,825)	(3,176)
Other income (expenses)	-	6,089
Share of losses of equity method investees	-	(226)
Operating Income	4,133	7,893

Financial Income	2,955	1,836
Financial Expense	(6,361)	(2,327)
Profit before taxes on income	727	7,402

Tax benefits (expenses)	553	(246)
Profit for the period	1,280	7,156

Earnings per share attributed to shareholders of the Company:
Basic earnings per share	0.034	0.195
Diluted earnings per share	0.031	0.192

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

	Three months ended March 31
	2026	2025
	U.S. dollars in thousands
Profit for the period	1,280	7,156

Other comprehensive income (loss) for the period:

Items that may be reclassified to profit or loss:
Gain from translation of financial statements of foreign operations	1,102	686
Loss on cash flow hedges	(1,538)	(1,071)
Total other comprehensive income (loss) for the period	(436)	(385)
Total comprehensive income for the period	844	6,771

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	Equity attributed to shareholders of the Company
	Share capital	Additional paid in capital	Remeasurement of post-employment benefit obligations	Other capital reserves	Foreign currency translation reserve	Accumulated deficit	Total equity
	U.S. dollars in thousands

Balance at January 1, 2025 (audited)	9	220,715	463	9,973	(2,604)	(63,311)	165,245
Changes in the three months ended March 31, 2025:
Profit for the period	-	-	-	-	-	7,156	7,156
Other comprehensive income (loss) for the period	-	-	-	(1,071)	686	-	(385)
Issuance of warrants, net	-	5,706	-	-	-	-	5,706
Employee options exercised and vesting of RSUs	*	1,150	-	-	-	-	1,150
Share-based payment	-	-	-	-	-	1,931	1,931
Balance on March 31, 2025 (unaudited)	9	227,571	463	8,902	(1,918)	(54,224)	180,803

Balance at January 1, 2026(audited)	9	242,759	516	10,391	(3,025)	(19,635)	231,015
Changes in the three months ended March 31, 2026:
Profit for the period	-	-	-	-	-	1,280	1,280
Other comprehensive income (loss) for the period	-	-	-	(1,538)	1,102	-	(436)
Employee options exercised and vesting of RSUs	*	1,118	-	-	-	-	1,118
Share-based payment	-	-	-	-	-	2,399	2,399
Balance on March 31, 2026 (unaudited)	9	243,877	516	8,853	(1,923)	(15,956)	235,376

(*) Represents an amount lower than $1 thousand.

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three months ended March 31
	2026	2025
	U.S. dollars in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net profit for the period	1,280	7,156
Adjustments required to reflect the cash flow from operating activities (see Appendix A)	2,298	(5,867)
Net cash provided by operating activities	3,578	1,289

CASH FLOWS FROM INVESTING ACTIVITIES:
Capitalized development costs	(7,794)	(6,226)
Acquisition of property and equipment	(1,804)	(796)
Loans granted to related companies and others	229	(100)
Decrease in bank deposits	-	9,555
Interest received	2,816	1,297
Investments in financial assets and other asset	(270)	-
Proceeds from sub-lessee	-	22
Payments for acquisitions of subsidiaries, net of cash acquired	-	(8,200)
Payment of deferred consideration and contingent liability due consideration of subsidiary acquisition	(2,768)	(3,536)
Net cash used in investing activities	(9,591)	(7,984)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issue of debentures and warrants, net	-	132,941
Interest paid	(9,775)	(1,198)
Changes in short-term bank credit and short term loan	-	(25,226)
Repayment of long-term bank loans	(805)	(6,274)
Repayment of other long-term liabilities	-	(1,000)
Employee options exercised	1,344	1,196
Principal lease payments	(924)	(704)
Net cash provided by (used in) financing activities	(10,160)	99,735

Increase (Decrease) in cash and cash equivalents	(16,173)	93,040
Balance of cash and cash equivalents at beginning of year	319,538	83,130
Gains (losses) from exchange differences on cash and cash equivalents	(589)	284
Gains from translation of cash and cash equivalents of foreign operation	1,969	309
Balance of cash and cash equivalents at end of year	304,745	176,763

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three months ended March 31
	2026	2025
	U.S. dollars in thousands
Appendix A – adjustments required to reflect the cash flows from operating activities:

Adjustments in respect of:
Depreciation and amortization	7,177	5,721
Post-employment benefit obligations, net	9	11
Deferred taxes	(1,224)	(691)
Finance expenses, net	4,271	(1,462)
Income from gaining control in subsidiary	-	(6,089)
Share of loss of equity method investee	-	226
Long-term deferred income	(746)	(39)
Expenses in respect of share-based compensation	2,252	1,783
Total adjustments	11,739	(540)

Changes in operating asset and liability items:
Increase in restricted cash transferable to customers for processing activity	(6,171)	(11,669)
Increase in receivables from processing activity	(25,255)	(19,452)
Decrease in trade receivables	3,332	1,398
Decrease (Increase) in other current assets	(2,351)	256
Decrease (Increase) in inventory	70	(784)
Increase in payables in respect of processing activity	35,955	31,523
Decrease in trade payables	(7,325)	(6,381)
Decrease in other payables	(7,696)	(218)
Total changes in operating asset and liability items	(9,441)	(5,327)
Total adjustments required to reflect the cash flow from operating activities	2,298	(5,867)

Appendix B – Information regarding investing and financing activities not involving cash flows:

Purchase of property and equipment on credit	197	115
Recognition of right-of-use assets through lease liabilities	128	-
Share based payments costs attributed to development activities, capitalized as intangible assets	147	148

  IFRS to Non-IFRS Reconciliation

Quarter ended (U.S. dollars in thousands)
	Mar 31, 2026	Mar 31, 2025
Net income for the period	1,280	7,156
Finance expense, net	3,406	491
Income tax expense (benefit)	(553)	246
Depreciation and amortization	7,177	5,721
EBITDA	11,310	13,614
Share-based payment costs	2,252	1,783
Employment benefit cost(1)	313	182
Other (income) expense(2)	-	(6,089)
Share of loss of equity method investee	-	226
ADJUSTED EBITDA	13,875	9,716

(1)	Other compensation arrangements provided to the shareholders of VMT

(2)	Primarily gain recognized from remeasurement an equity accounted investee, upon obtaining control of Tigapo

The following is a reconciliation of Operating Cash for the period, the most directly comparable IFRS financial measure, to Free Cash Flow for each of the periods indicated.

Quarter ended (U.S. dollars in thousands)
	Mar 31, 2026	Mar 31, 2025
Operating Cash	3,578	1,289
Capitalized development costs	(7,794)	(6,226)
Acquisition of property and equipment	(1,804)	(796)
Free Cash Flow	(6,020)	(5,733)

The following is a reconciliation of OPEX for the period, the most directly comparable IFRS financial measure, to Adjusted OPEX for each of the periods indicated.

Quarter ended (U.S. dollars in thousands)
	Mar 31, 2026	Mar 31, 2025
OPEX	48,141	37,881
Stock Based Compensation	(2,177)	(1,715)
Depreciation & Amortization	(6,754)	(5,499)
Employment Benefit Cost(1)	(313)	(182)
Adjusted OPEX	38,897	30,485

(1)	Other compensation arrangements provided to the shareholders of VMT